                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 6)(1)

                               HARTE-HANKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   416196103
                            ------------------------
                                 (CUSIP Number)

---------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 pages
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-------------------------------                   ------------------------------
CUSIP NO.   416196103                 13G                      PAGE 2 OF 6 PAGES
-------------------------------                   ------------------------------

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   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HOUSTON H. HARTE
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          NOT APPLICABLE                                                 (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES CITIZEN
--------------------------------------------------------------------------------
NUMBER OF                    5    SOLE VOTING POWER
SHARES                            8,982,967
BENEFICIALLY                 --------------------------------------------------
OWNED BY                     6    SHARED VOTING POWER
EACH                              3,000,000
REPORTING                    --------------------------------------------------
PERSON                       7    SOLE DISPOSITIVE POWER
WITH                              8,982,967
                             --------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  3,000,000
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,982,967
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           NOT APPLICABLE                                                    [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           17.5%

--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------
           *SEE INSTRUCTION BEFORE FILLING OUT!


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                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and Social Security Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13G," below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)      The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                           Category                                 Symbol
                         Broker Dealer                                BD
                         Bank                                         BK
                         Insurance Company                            IC
                         Investment Company                           IV
                         Investment Adviser                           IA
                         Employee Benefit Plan, Pension Fund,
                           or Endowment Fund                          EP
                         Parent Holding Company                       HC
                         Corporation                                  CO
                         Partnership                                  PN
                         Individual                                   IN
                         Other                                        OO


                                Page 3 of 6 pages

Notes:

         Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

         Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

         Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

         Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

         Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.


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C.       The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

         (a)      Name of Issuer

                  HARTE-HANKS, INC.

         (b)      Address of Issuer's Principal Executive Offices

                  200 CONCORD PLAZA DRIVE, SUITE 800
                  SAN ANTONIO, TEXAS 78216

ITEM 2.

         (a)      Name of Person Filing

                  HOUSTON H. HARTE

         (b)      Address of Principal Business Office or, if none, Residence

                  P.O. BOX 17424, SAN ANTONIO, TEXAS 78217-0424

         (c)      Citizenship

                  UNITED STATES CITIZEN

         (d)      Title of Class of Securities

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE

         (e)      CUSIP Number:  416196103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.    OWNERSHIP

         (a)      Amount Beneficially Owned:  11,982,967

         (b)      Percent of Class:           17.51%



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         (c)     Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:                8,982,967
                 (ii)  shared power to vote or to direct the vote:              3,000,000
                 (iii) sole power to dispose or to direct the disposition of:   8,982,967
                 (iv)  shared power to dispose or to direct the disposition of: 3,000,000

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         NOT APPLICABLE

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The reporting person is co-trustee of four trusts owning an aggregate of 3,000,000 shares. Each of the co-trustees has the power to direct the receipt of dividends from or the proceeds from the sale of such shares pursuant to the relevant trust agreement. The beneficiary of each trust has the right to receive dividends from or the proceeds from the sale of securities held in accordance with the relevant trust agreement.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10.   CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              By: /s/ HOUSTON H. HARTE
                                                  ------------------------------
                                                  Houston H. Harte

                                              Date:  February 14, 2000



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